Exhibit (a)(5)

Presidents Plaza, Building One,
196 Van Buren Street, Suite
300, Herndon, VA 20170

Contacts:	Richard Ramlall, RCN, SVP of Strategic and External Affairs,
RCN, 703-434-8430

Carolyn Capaccio, CFA, Lippert/Heilshorn & Assoc., 212-838-3777
InvestorRelations@rcn.net

RCN Announces Commencement of Tender Offer And Consent Solicitation For
Its 7.375% Convertible Second-Lien Notes

Herndon, VA, April 27, 2007 - RCN Corporation (NASDAQ: RCNI), a leading provider of video, data, and voice services to residential and business customers, today announced that it will commence a tender offer and consent solicitation to purchase any and all of the outstanding $125,000,000 principal amount of its 7.375% Convertible Second Lien Notes due 2012. The Second-Lien Notes were issued pursuant to the Second-Lien Indenture dated as of December 21, 2004, as amended by the First Supplemental Indenture, dated as of May 30, 2006. Specific terms and conditions of the tender offer and consent solicitation are included in RCN's Offer to Purchase and Consent Solicitation Statement, dated April 27, 2007, which will be filed with the Securities and Exchange Commission today.

Under the terms of the tender offer and consent solicitation, holders whose Second-Lien Notes are properly tendered and accepted in the tender offer will receive, for each $1,000 of principal amount of notes so tendered, $1,133 in cash, an additional amount in cash equal to the accrued unpaid interest on the notes to, but excluding, the date on which the notes are purchased, and 42.63 warrants to purchase shares of RCN common stock, with an exercise price equal to $25.16 (subject to adjustment).

The Company expects that it will enter into a new secured term loan and revolving credit facility with Deutsche Bank Trust Company Americas in order to fund the purchase price for the Notes tendered and accepted in the tender offer.

The tender offer will expire at 9:15 a.m., New York City time, on May 25, 2007, unless extended or earlier terminated. Payment of the purchase price for the Second-Lien Notes validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration date of the tender offer.

In connection with the tender offer, RCN is soliciting the consents of the holders of the Second-Lien Notes to eliminate substantially all of the restrictive covenants and events of default in the Second-Lien Indenture and to release all of the collateral securing the Second-Lien Notes, which requires the consent of the holders of the Second-Lien Notes representing at least a majority of the aggregate principal amount of the notes then outstanding (excluding notes held by RCN or its affiliates) to terminate or amend several security documents related to the Second-Lien Indenture.

Both the tender offer and RCN's obligation to purchase and pay for the Second-Lien Notes validly tendered and not withdrawn in the tender offer are conditioned upon (i) the receipt of the required consents to effect the proposed amendments to the various security documents to release the collateral securing the Second-Lien Notes, (ii) obtaining sufficient financing to repurchase the Second-Lien Notes pursuant to the tender offer and (iii) the satisfaction or waiver of the other conditions to the tender offer on or prior to the expiration date of the tender offer. If any of the conditions are not satisfied, RCN is not obligated to accept for payment, purchase or pay for, or may delay the acceptance for payment of, any tendered Second-Lien Notes, and may terminate the tender offer.

This transaction represents the first step in RCN’s previously announced initiative to pursue a return of capital to stockholders in the range of $350 million to $400 million. The Company is considering various means to return capital to its stockholders, including a special dividend, a share repurchase or a combination of a special dividend and a share repurchase. While no final determinations have been made, based on the analysis performed to date, RCN currently believes that a dividend would be the most tax-efficient means by which to return capital to stockholders. RCN plans to provide additional details regarding the form, size, and timing of the potential return of capital promptly following completion of the tender and consent solicitation.

HSBC Bank USA, National Association, will act as the Depository for the tender offer and consent solicitation for the Second-Lien Notes. Questions regarding the tender offer or consent solicitation and requests for documents related to the tender offer may be directed to RCN's Investor Relations Department at (703) 434-8430 or to HSBC Bank USA, National Association, at (800) 662-9844 (toll free).

This announcement shall not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer is being made only through the above-mentioned Offer to Purchase and related materials. Holders of the Second-Lien Notes should read carefully the Offer to Purchase and related materials because they contain important information. In addition, holders of the Second-Lien Notes and investors may obtain a copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that RCN will file today with the Securities and Exchange Commission, or SEC, relating to the tender offer at the SEC's website at www.sec.gov. These materials contain important information and holders of the Second-Lien Notes are urged to read them carefully prior to making any decision with respect to the tender offer and consent solicitation.

About RCN
RCN Corporation, http://www.rcn.com, is one of the largest facilities-based competitive providers of bundled cable, high-speed internet and phone services delivered over its own fiber-optic local network to residential customers in the most densely populated markets in the U.S. RCN Business Solutions is a growing business that also provides bulk video, high-capacity data and voice services to business customers. RCN provides service in the Boston, New York, Eastern Pennsylvania, Washington, D.C., and Chicago metropolitan markets. (RCNI-G)

Forward Looking Statements
This press release contains forward-looking statements regarding future events and future performance of RCN that involve risks and uncertainties that could materially affect actual results. This information is qualified in its entirety by cautionary statements and risk factors disclosed in certain of RCN's Securities and Exchange Commission filings. For a description of certain factors that could cause actual results to vary from current expectations and forward-looking statements contained in this press release, refer to documents that RCN files from time to time with the Securities and Exchange Commission.

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